

Mail Stop 3561

November 2, 2016

Travis Mayer
Chief Financial Officer
Intrawest Resorts Holdings, Inc.
1621 18th Street, Suite 300
Denver, Colorado 80202

Re: **Intrawest Resorts Holdings, Inc.**
        Form 10-K for Fiscal Year Ended June 30, 2016
        Filed September 8, 2016
        File No. 001-36286

Dear Mr. Mayer:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 30, 2016

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 96

1.   Your conclusion regarding the effectiveness of disclosures controls and procedures does not state the entire definition of disclosure controls and procedures as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Specifically, you did not indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and revise future filings to state

management's conclusion in regard to your disclosure controls and procedures as fully
defined in Exchange Act rules 13a-15(e) and 15d-15(e).

<u>Exhibit 31.1 and Exhibit 31.2</u>

2.   We note the Section 302 Certifications omit the portion of the introductory language in
        paragraph 4 and the sub-paragraph that refers to the certifying officers' responsibility for
        designing, establishing and maintaining internal control over financial reporting. Please
        amend your filing with the revised certifications including this language. Refer to the last
        sentence of 246.13 of Commission's Compliance and Discussion Interpretations on
        Regulation S-K for guidance on amending the filing. Since full financial statements are
        to be filed with the amendment, please also include revised Section 906 certifications in
        the amendment.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please
contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        /s/ Lyn Shenk

                                        Lyn Shenk
                                        Branch Chief
                                        Office of Transportation and Leisure